FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local Stock Exchanges, disclosing that the board of directors agreed to accept an offer to sell 100% of the shares held in Artikos Chile S.A. (“Artikos”)

Santiago, September 26, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulation of Banks and Financial Institutions, and the General Regulation N° 30, both issued by the Financial Market Commission (“CMF”), I hereby inform you, as Material Information from this institution, the following:

On a meeting held today, it was agreed by our board of directors to accept a binding offer presented by “Cámara de Comercio de Santiago A.G.”, in order to buy 100% of the shares of Artikos Chile S.A. (“Artikos”), a banking service provider (sociedad de apoyo al giro), in which Banco de Chile holds 50% of the shares, whereas the other 50% belongs to Banco de Crédito e Inversiones (together with Banco de Chile, “the Shareholders”).

The transaction is subject to both Shareholders selling 100% of Artikos’ shares and to the fulfillment of several conditions, among others, the authorization of the CMF to sell 100% of Artikos’ shares and, if necessary, the approval by the Chilean Antitrust Commission (Fiscalía Nacional Económica).

Once every condition is met and the applicable authorizations are obtained, the sale of 100% of Artiko’s shares shall be executed.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO